EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Year Ended December 31, (in Thousands)						Nine Months Ended September 30, 2015
	2012		2013		2014
Earnings:
Loss before income taxes	$(7,672)		$(8,734)		$(24,027)		$(16,197)
Add Fixed Charges (from below)	3		25		41		2

Total earnings (loss) to cover fixed charges	(7,669)		(8,709)		(23,986)		(16,195)

Fixed Charges:
Interest expense	$—		$22		$32		$—
Interest component of rent expense (1)	3		3		9		2

Total fixed charges	$3		$25		$41		$2

Ratio of earnings to fixed charges	N/A	(3)	N/A	(3)	N/A	(3)	N/A	(3)

Ratio of earnings to combined fixed charges and preferred stock dividends (2)	N/A	(3)	N/A	(3)	N/A	(3)	N/A	(3)

(1)	Represents the estimated portion of rental expense from operating leases that is considered by us to be representative of interest.
(2)	We do not have any preferred stock outstanding after the completion of our initial public offering in March 2014. For each of the periods presented, there were no preferred dividends for the year.
(3)	Earnings were insufficient to cover fixed charges or combined fixed charges and preferred stock dividends for each of the periods presented. The amount of the coverage deficiency was $7.67 million, $8.71 million and $23.99 million for the years ended December 31, 2012, 2013 and 2014, respectively, and $16.20 million for the nine months ended September 30, 2015.